# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CIMG Inc., CIK 0001527613
CUSIP: 67073S307
Title of class of securities: Common Stock, Par Value $0.00001 Per Share
Address of issuer's principal executive offices: Room R2, FTY D, 16/F, Kin Ga Industrial, 9 San On Street, Tuen Mun, Hong Kong, Hong Kong (K3), 000000
Date of event which requires filing of this statement: 09/02/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001641172-25-002653
Filed by CIK 0002026155
Persons authorized to receive notices and communications: Ling Choi, 112 ROBINSON ROAD #03-01,, ROBINSON 112, Singapore, Singapore (U0), 068902, 852 52617523

## Reporting persons
- Ling Choi: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 0; shared voting power 33,770,842; sole dispositive power 0; shared dispositive power 33,770,842; aggregate amount beneficially owned 33,770,842 (17.9% of the class)
  Comment: (1) Note to Rows 7-11: Ling Choi, through her 100% ownership of DYT INFO PTE. LTD., beneficially owns 33,770,842 shares of common stock, consisting of (i) 701,754 shares of common stock, (ii) 3,697,294 shares of common stock, which were acquired pursuant to the conversion of a convertible note dated on March 18, 2025, in connection with the convertible note and warrant purchase agreement dated December 12, 2024, (iii) warrants to acquire up to 4,871,794 shares of common stock held by DYT INFO PTE. LTD., and (iv) 24,500,000 shares of common stock directly held and were acquired pursuant that certain Securities Purchase Agreement, dated August 25, 2025 between the Issuer and certain investors.
  
  (2) Note to Row 13: This percentage is calculated based upon (i) 188,180,751 shares of common stock issued and outstanding as of September 17, 2025, as reported in the Issuer's 10-Q filed with the SEC on September 24, 2025, and 4,871,794 new shares of common stock that may be issued pursuant to exercise of warrants held by DYT INFO PTE. LTD.; and (ii) 28,899,048 shares of common stock and warrants to acquire up to 4,871,794 shares of common stock, both of which are directly held by DYT INFO PTE. LTD.
- DYT INFO PTE. LTD. (CIK 0002026155): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: working capital (WC); sole voting power 0; shared voting power 33,770,842; sole dispositive power 0; shared dispositive power 33,770,842; aggregate amount beneficially owned 33,770,842 (17.9% of the class)
  Comment: (1) Note to Rows 7-11: Ling Choi, through her 100% ownership of DYT INFO PTE LTD., beneficially owns 33,770,842 shares of common stock, consisting of (i) 701,754 shares of common stock, (ii) 3,697,294 shares of common stock, which were acquired pursuant to the conversion of a convertible note dated on March 18, 2025, in connection with the convertible note and warrant purchase agreement dated December 12, 2024, (iii) warrants to acquire up to 4,871,794 shares of common stock held by DYT INFO PTE LTD, and (iv) 24,500,000 shares of common stock directly held and were acquired pursuant that certain Securities Purchase Agreement, dated August 25, 2025 between the Issuer and certain investors.
  
  (2) Note to Row 13: This percentage is calculated based upon (i) 188,180,751 shares of common stock issued and outstanding as of September 17, 2025, as reported in the Issuer's 10-Q filed with the SEC on September 24, 2025, and 4,871,794 new shares of common stock that may be issued pursuant to exercise of warrants held by DYT INFO PTE LTD; and (ii) 28,899,048 shares of common stock and warrants to acquire up to 4,871,794 shares of common stock, both of which are directly held by DYT INFO PTE LTD.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.00001 Per Share
Name of issuer: CIMG Inc.
Address of issuer's principal executive offices: Room R2, FTY D, 16/F, Kin Ga Industrial, 9 San On Street, Tuen Mun, Hong Kong, Hong Kong (K3), 000000

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by (i) Ling Choi, as 100% owner of DYT INFO PTE. LTD.; and (ii) DYT INFO PTE. LTD., with respect to the shares of Common Stock directly and beneficially owned by it and the shares of Common Stock issuable upon exercise of the Warrants owned by it.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons". Each of the Reporting Persons is a party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The address of the principal office of each of the Reporting Persons is Robinson Road #03-01 Robinson 112 Singapore 068902.
Present principal occupation or employment:
Ling Choi is 100% owner of DYT INFO PTE. LTD.

DYT INFO PTE. LTD. is a holding company
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor any director or executive officer of the Reporting Persons have been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor any director or executive officer of Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Ling Choi Hong Kong

DYT INFO PTE. LTD.: Singapore

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On September 24, 2024, DYT INFO PTE. LTD. used $400,000 in working capital to purchase 701,754 shares of Common Stock of the Issuer pursuant to a certain Securities Purchase Agreement with the Issuer dated September 24, 2024 (the "SPA").

On December 12, 2024, DYT INFO PTE. LTD. used $1,900,000 in working capital to purchase a convertible promissory note in the aggregate principal amount of $1,900,000 (the "Note") and warrant to purchase 4,871,794 shares of Common Stock of the issuer pursuant to a certain Convertible Note and Warrant Purchase Agreement dated December 12, 2024 (the "Purchase Agreement"). On March 18, 2025 the Note plus accrued interest was converted into 3,697,294 shares of Common Stock of the Issuer.

Pursuant to that certain Securities Purchase Agreement dated August 25, 2025 (the "August 2025 Purchase Agreement") between the Issuer and certain investors, on September 2, 2025, DYT INFO PTE. LTD. acquired 24,500,000 shares of common stock of the Issuer for an aggregate consideration of 110,000 bitcoin (BTC) and paid its portion of the purchase price from its own working capital. No part of the consideration was borrowed.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of the acquisitions was to make a financial investment in the Issuer.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of the Common Stock or other financial instruments related to the Issuer or the Common Stock or selling some or all of the Common Stock, engaging in hedging or similar transactions involving securities relating to the Issuer or the Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each of the Reporting Persons with respect to Rows 11 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the number of Common Stock as to which such Reporting Persons have sole or shared power to vote, or to direct the vote, and sole or shared power to dispose of, or to direct the disposition, are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a).
Transactions in the class effected during the past sixty days: Except as reported in Item 3 above, the Reporting Persons have not affected any transactions in the shares of Common Stock in the sixty days prior to the date hereof.
Other persons with the right to receive dividends or sale proceeds: The information in Item 2 is incorporated by reference into this Item 5(d).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons' responses to Items 3 - 5 are incorporated by reference into this Item 6. On December 12, 2024, in connection with the Purchase Agreement, the Issuer entered into a Registration Rights Agreement with DYT INFO PTE. LTD (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement the Issuer shall prepare and, as soon as practicable, but in no event later than 30 days subsequent to the filing of the Form 10-K for its audited financial statements for the fiscal year ended September 30, 2024, or five business days after the approval by the Issuer's stockholders of the transactions contemplated in the Purchase Agreement, whichever is later, file with the SEC an initial Registration Statement on Form S-1 covering the resale of all of the registrable securities, which includes all conversion shares from the conversion of the Notes and warrant shares from the exercise of the Warrants.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement

## Signatures
- Ling Choi: /s/ Ling Choi, Ling Choi /Individual (10/23/2025)
- DYT INFO PTE. LTD.: /s/ Ling Choi, Ling Choi /Director (10/23/2025)